ELECTRONIFIE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Electronifie Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Bryant Park, 8th Floor
(No. and Street)

New York	NY	10018-1878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Siracuse, 212-618-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 East Main St, PO Box 10098	Stamford	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ELECTRONIFIE SECURITIES LLC

Index

Deloitte & Touche LLP
695 East Main Street
P.O. Box 10098
Stamford, CT 06901-2150
USA

Tel: + 1 203 708 4000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Electronifie Securities LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronifie Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2017.

Member of
Deloitte Touche Tohmatsu Limited

ELECTRONIFIE SECURITIES LLC

Statement of Financial Condition

December 31, 2017 (in thousands)

Assets		
Cash	$	430
Receivable and Deposits from Clearing Organization		75
Prepaid Expenses, Other Receivables, and Other Assets		4
Total Assets	**$**	**509**
Liabilities and Member's Equity		
Liabilities		
Payable to Broker Dealers	$	25
Accounts Payable, Accrued Expenses, and Other Liabilities		24
Total Liabilities	**$**	**49**
Commitment and Contingencies (Note 5)		
Member's Equity		
Member's Equity	$	460
Total Member's Equity	**$**	**460**
Total Liabilities and Member's Equity	**$**	**509**

The accompanying notes are an integral part of this financial statement

ELECTRONIFIE SECURITIES LLC
December 31, 2017
Notes to Financial Statement (amounts in thousands)

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Electronifie Securities LLC ("Electronifie" or "the Company"), a New York limited liability company, was incorporated on October 9, 2013 and was granted its license as a broker dealer in November 2014. The Company was organized to operate an electronic trading platform for USD-denominated corporate bonds and treasury securities. The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was previously wholly-owned by Electronifie Inc. and was sold to Trumid Holdings, LLC ("Parent") on May 18, 2017. Effective that date, the Company became a wholly-owned subsidiary of the Parent, which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements.

The Parent currently owns another broker dealer, Trumid Financial, LLC ("Trumid"), which operates an electronic trading platform. The Parent acquired the Company to combine two independent client networks into a single network, leveraging Trumid's existing technology and team, further increasing the Trumid network and allowing for increased efficiency in matching buyers and sellers of USD-denominated corporate bonds on the Trumid platform. After the acquisition, the Company operated in a transition period where it migrated users and assigned subscriber agreements to Trumid while the Parent considered various business opportunities for the Company.

Following an amendment to Trumid's ATS Rulebook, Electronifie, in its role as a user of the Trumid platform, began routing orders to the Trumid Market Center in December 2017. All trades filled on Trumid's electronic trading platform are executed, settled, and cleared by State Street Global Markets, LLC ("SSGM").

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is primarily maintained at two major global banks which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks. The Company has not experienced and does not expect to experience any nonperformance by either bank.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 "Leases (Topic 842) Section A," to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for a public business entity for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its Financial Statement.

2. Income Taxes

The Company is organized as a New York limited liability company, is treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company is subject to New York City Unincorporated Business tax ("NYC UBT"). The Company currently has operating losses and does not expect to have any taxes owed. The Company accrues all interest and penalties under the relevant tax law as incurred.

3. Affiliate Transactions

The Company had a Software License and Expense Sharing Agreement ("ESA") with Electronifie Inc., whereby certain expenses were allocated to the Company. This agreement was terminated on March 1, 2017 in preparation for acquisition by the Parent.

At the time of acquisition, the Company entered into an ESA with the Parent, whereby certain costs are allocated to the Company for occupancy and common operating costs, and settled pursuant to the agreement. There was no amount due to the Parent as of December 31, 2017.

The Company entered into an ESA with Trumid, whereby the Company reimburses Trumid for certain costs related to client coverage, management, and operational support. There was no amount due to Trumid under this agreement as of December 31, 2017.

The Company also entered into an agreement with Trumid Technologies, LLC, an affiliate of the Company, for the development, maintenance, and support of the Electronifie routing platform, as well as an agreement for help desk support. The agreement was terminated on July 31, 2017 after the majority of Electronifie clients were migrated to Trumid. There was no amount due to Trumid Technologies, LLC under this agreement as of December 31, 2017.

4. Due from Intermediation or Clearing Agent

The Company has an arrangement with SSGM, the Company's intermediation agent, whereby SSGM received a share of the markup the Company earns from transactions routed and executed on the Trumid platform (the "Variable Fee") as well a fixed monthly fee (the "Fixed Fee") between the acquisition date and July 31, 2017.

Notes to Financial Statement (amounts in thousands)

The Company had a clearing arrangement with the International Commercial Bank of China ("ICBC") for the clearing of transactions executed by the Company against its FINRA-registered broker dealer clients. The Company's clearing arrangement with ICBC expired in December 2017 and the residual balance of $50 was returned to the Company in January 2018.

5. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company does not expect such risk to be material.

6. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $5. As of December 31, 2017 the Company had net capital of $456 which exceeded its required net capital by $451.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore claims exemption from the provision of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

7. Subsequent Events

Effective January 1, 2018, the intercompany agreement between the Company and Trumid was amended to a monthly expense, which is an allocation of those expenses associated with the Electronifie business incurred by Trumid.